UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 1 July 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

423 M

Board of Directors

Ian Phillips

Interim Chairman

Steve Coffey

Non-Executive Director

John O’Connor

Non-Executive Director

Prof Peter Gunning

Non-Executive Director

Bryce Carmine

Non-Executive Director

Dr Graham Kelly

Chief Executive Director

MARKET RELEASE

1 July 2015

APPOINTMENT OF INTERIM CHAIRMAN

Sydney, 1 July 2015 - Novogen Limited announces that Ian M. Phillips, MNZM, has been appointed Interim Chairman of the Company.

On behalf of the Board of Directors,

Lionel Mateo

Company Secretary